Exhibit (a)(1)(H)

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                      CONTACT:   Kathy Fern
September 24, 2001                                                  804-217-5800


                               DYNEX CAPITAL, INC.
                         TO CONTINUE CASH TENDER OFFERS
                        FOR SHARES OF ITS PREFERRED STOCK



         Dynex Capital, Inc. (NYSE: DX) announced that it will continue its tender offers to purchase for cash, shares of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and waive its right to terminate the offers as a result of the terrorist attacks in New York and Washington D.C. on September 11, 2001, the subsequent closing of the stock markets and significant decline in overall market stock prices. As provided in the Tender Offer Statement, the events of September 11, 2001 triggered the right by Dynex to terminate the offers. Dynex has decided to waive such right as it applies to those events; however, Dynex could terminate the offer due to other reasons, as described in the Tender Offer Statement. Under the offers, the Company will purchase up to 212,817 of its Series A Preferred Stock for a cash purchase price of $16.80 per share, up to 297,746 of its Series B Preferred Stock for a cash purchase price of $17.15 per share, and up to 304,758 of its Series C Preferred Stock for a cash purchase price of $21.00 per share.

         The three tender offers extend to all outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, and will only be made pursuant to offering materials distributed on or about September 7, 2001. It is expected that each of the tender offers will expire on Thursday, October 4, 2001 at 5:00 p.m., New York City time, unless extended.

         The Company also  announced  that ACA  Financial  Guaranty  Corporation
(ACA) has filed a motion to enjoin the Company from completing the tender offer, among other things. The court has not yet set a date to hear the motion.

         The Company's Board of Directors is not making any recommendation to its preferred shareholders as to whether or not they should tender any preferred shares pursuant to the offers. The Company's directors and executive officers have agreed not to participate in the tender offers.

         This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex. The solicitation of offers to buy shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex will only be made pursuant to the Tender Offer Statement (including an Offer to Purchase, the related Letters of Transmittal and other offer documents), which has been delivered to all of the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, at no expense to them. The Tender Offer Statement, as amended, (including the Offer to Purchase, the related Letters of Transmittal and all other offer documents filed with the Commission) is also available for no charge at the Securities and Exchange Commission's web site at www.sec.gov. The Tender Offer Statement, as amended, (including an Offer to Purchase, the related Letters of Transmittal and other offer documents) contains important information that should be read carefully before any decision is made with respect to any of the tender offers.

         Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

Note: This document contains "forward-looking statements"(within the meaning of the Private Securities Litigation Act of 1995) that inherently involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of unforeseen external factors. As discussed in the Company's filings with the SEC, these factors may include, but are not limited to, changes in general economic conditions, disruptions in the capital markets, the availability of funds from the Company's lenders to finance future loans, fluctuations in interest rates, increases in costs and other general competitive factors.

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